SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)
BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS
	I.R.S. Identification Nos. of above persons (entities only) J. McCauley Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,052,068

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,478,921

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		313,618

WITH:	8	SHARED DISPOSITIVE POWER

		6,057,430

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,530,989

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1
Item 2
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
Signature

Item 1.
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Item 2.
     a) Name:                                  J. McCauley Brown
     b) Principal Business address:   850 Dixie Highway
Louisville, Kentucky 40210
     c) United States of America
     d) Brown-Forman Corporation Class A Common Stock
     e) 0115637-10-0
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a)   ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b)   ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c)   ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d)   ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e)   ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
     (f)    ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
     (g)   ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
     (h)   ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)   ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     The number of shares beneficially owned by the undersigned as of December 31, 2007, is as follows:

Aggregate
Number
(a) Beneficially Owned	7,530,989
(b) Percent of Class	13.3%
(c) Sole Voting Power	2,052,068
Shared Voting Power	5,478,921
Sole Disposition Power	313,618
Shared Disposition Power	6,057,430
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     The undersigned is one member of a four-member Board of Managers of a limited liability company holding 5,478,921 shares, or 9.7% of the issued and outstanding Class A Common Stock (the “LLC Shares”). Voting and dispositional control of the LLC Shares is directed by a majority of the members of the Board of Managers. Owsley B. Frazier has the right to receive the dividends and the proceeds of sale from certain of the LLC Shares, with those shares being more than 5% of the issued and outstanding Class A Common Stock. The undersigned has no direct or indirect pecuniary interest in the LLC Shares. Out of an abundance of caution, the undersigned reports beneficial ownership of the LLC Shares.
     The undersigned, his siblings and their descendants are parties to a Voting Agreement. The Voting Agreement covers only those shares over which the signatories have complete voting and dispositional control, and such shares constitute less than 5% of the issued and outstanding Class A Common Stock. The Voting Agreement names the undersigned as proxy holder for these shares. The LLC Shares are not subject to the Voting Agreement, and the group created by the Voting Agreement does not consider the LLC Shares to be beneficially owned by the group.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A
Item 8. Identification and Classification of Members of the Group.
     N/A
Item 9. Notice of Dissolution of Group.
     N/A
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 4, 2008

/s/ J. McCauley Brown J. McCauley Brown